November 18, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov)

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds

MegaTrends and Holmes Growth Funds

N-14

Dear Ms. Hatch:

This letter responds to comments you provided to me by telephone on November 15, 2013.

1.                                      Comment: You asked us to provide the “North American Security Trust” analysis to determine that the Holmes Fund would be the survivor of the reorganization.

Response: The SEC’s North American Security Trust No-Action Letter (pub. avail. Aug. 5, 1994) states that in determining whether a surviving fund may use the historical performance of a predecessor fund, funds should compare, among other factors, the funds’ investment advisers, investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. As of June 30, 2013, the Holmes Growth Fund was more than three times as large as the MegaTrends Fund, with $36.56 million in net assets as compared to $11.29 million for the MegaTrends Fund. Because the adviser does not anticipate selling any securities in connection with the reorganization, based on the MegaTrends and Holmes Growth Funds’ holdings as of June 30, 2013, approximately three-quarters of the portfolio composition of the combined fund will consist of Holmes Growth Fund assets with only about one-quarter of the combined fund representing MegaTrends Fund assets. U.S. Global Investors, Inc. is the investment adviser of the combined fund, the MegaTrends Fund, and the Holmes Growth Fund. While the combined fund has the same primary investment objective and similar investment policies as the MegaTrends Fund, its investment objective and investment policies are identical to those of the Holmes Growth Fund. The combined fund has the same base management fee as both the MegaTrends Fund and the Holmes Growth Fund, but with respect to the performance adjustment, it uses the same designated benchmark as the Holmes Growth Fund. Based on these and other factors, it was determined that the Holmes Fund should be the survivor of the reorganization.

2.              Comment: You noted that unlike the combined fund, the MegaTrends Fund has a secondary investment objective. As a result, you asked us to modify all disclosure that says the funds have the same investment objective.

Response: As discussed, we will change the disclosure throughout the document to state that the funds have the same “primary” investment objective.

3.              Comment: You asked us to add to the table on page 8 the amount of foreign securities held by the Holmes Growth Fund.

Response: The requested change has been made.

4.              Comment: You asked us to state in footnote 3 on page 12 that the voluntary expense caps can be terminated at any time.

Response: The following language, which also appears in the funds’ current prospectus, has been added to footnote 3: “These expense limitations will continue on a voluntary basis at the Adviser’s discretion.”

5.              Comment: You asked us to add a footnote to the Expense Example on page 13 stating that there is a $10 account closing fee.

Response: The requested change has been made.

6.              Comment: You asked us to explain the parenthetical tax language below:

“The holding period of each asset of the MegaTrends Fund in the hands of the Holmes Fund, other than assets with respect to which gain or loss is required to be recognized in the Reorganization, will include the period during which that asset was held by the MegaTrends Fund (except where investment activities of the Holmes Fund have the effect of reducing or eliminating the holding period with respect to an asset).”

Response: Various provisions of the Internal Revenue Code of 1986, as amended (e.g., the Section 1092 straddle rules and the Section 1233 short sale rules), may operate to reduce or eliminate a fund’s tax holding period in an asset. The parenthetical tax language signals that certain investment activities of the Holmes Fund may trigger those provisions, which could affect the Holmes Fund’s tax holding period in assets acquired in the reorganization.

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I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds